Deloitte LLP 410 West Georgia Street Vancouver, BC, V6B 0S7 Canada Tel: (604)-669-4466 Fax: (604)-685-0395 www.deloitte.ca

January 20, 2026

To:

British Columbia Securities Commission
Alberta Securities Commission
Autorité des marchés financiers

Financial and Consumer Affairs Authority of Saskatchewan
Financial and Consumer Services Commission of New Brunswick
Manitoba Securities Commission

Nova Scotia Securities Commission

Office of the Superintendent of Securities Service, Newfoundland and Labrador
Ontario Securities Commission

Superintendent of Securities, Department of Justice and Public Safety, Prince Edward Island
Northwest Territories Office of the Superintendent of Securities

Office of the Superintendent of Securities, Nunavut
Office of the Yukon Superintendent of Securities

Dear Sirs/Mesdames:

RE: Change of Auditor Notice of Fury Gold Mines Limited (the "Company")

As required by subparagraph (5)(a)(ii) of section 4.11 of National Instrument 51-102, we have reviewed the change of auditor notice of the Company dated January 20, 2026 (the "Notice") and, based on our knowledge of such information at this time, we agree with statements 1, 2, 4, 5 and 6 and we have no basis to agree or disagree with statements 3 and 7 contained in the Notice.

Yours truly,

/s/ Deloitte LLP

Chartered Professional Accountants